UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 12 )*

                               DONEGAL GROUP INC.
                               ------------------
                                (Name of Issuer)

                 Class A Common Stock, $.01 par value per share
                 Class B Common Stock, $.01 par value per share
                 ----------------------------------------------
                        (Title of Classes of Securities)

                       Class A Common Stock - 257701 20 1
                       Class B Common Stock - 257701 30 0
                                 (CUSIP Numbers)

 Ralph G. Spontak, Senior Vice President, Chief Financial Officer and Secretary
                        Donegal Mutual Insurance Company
                  1195 River Road, Marietta, Pennsylvania 17547
                                 (717) 426-1931
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 14, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------------------
CUSIP Nos. 257701 20 1 and 257701 30 0
---------------------------------------------------

---------- ---------------------------------------------------------------------

 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Donegal Mutual Insurance Company
           I.R.S. I.D. No. 23-1336198
---------- ---------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
                   N/A
           (a)  ______
           (b)  ______
---------- ---------------------------------------------------------------------
 3         SEC USE ONLY
---------- ---------------------------------------------------------------------
 4         SOURCE OF FUNDS (See Instructions)
                OO
---------- ---------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

           N/A
---------- ---------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Pennsylvania
---------- ---------------------------------------------------------------------

                     7       SOLE VOTING POWER
                             4,083,639 shares of Class A Common Stock and
                             1,852,088 shares of Class B Common Stock
    NUMBER OF
      SHARES
   BENEFICIALLY      -------- --------------------------------------------------
    OWNED BY
     EACH
    REPORTING        8       SHARED VOTING POWER
     PERSON
     WITH                          N/A
                   -------- --------------------------------------------------


                     9       SOLE VOTING POWER
                             4,083,639 shares of Class A Common Stock and
                             1,852,088  shares of Class B Common Stock
                     -------- --------------------------------------------------


                     10       SHARED DISPOSITIVE POWER
                                   N/A
------------------- -------- ---------------------------------------------------
11         SOLE VOTING POWER
           4,083,639 shares of Class A Common Stock and 1,852,088 shares of Class B Common Stock
---------- ---------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                N/A
---------- ---------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0% of
            Class A Common Stock and 62.0% of Class B Common Stock
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)
                IC           HC
---------- ---------------------------------------------------------------------

Item 1.  Security and Issuer.
------   -------------------

         Item 1 is hereby restated to read in its entirety, as restated, as follows:

         The title of the classes of equity securities to which this Statement relates are the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and the Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of Donegal Group Inc. ("DGI"). The principal offices of DGI are located at 1195 River Road, Marietta, Pennsylvania 17547.

Item 2.  Identity and Background.
------   -----------------------

         Item 2 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

         The principal place of business and principal office of Donegal Mutual Insurance Company (the "Mutual Company"), a Pennsylvania mutual insurance company, the entity filing this Schedule 13D, are located at 1195 River Road, Marietta, Pennsylvania 17547. The names of the Mutual Company's executive officers and directors are as follows: Donald H. Nikolaus, Ralph G. Spontak, Cyril J. Greenya, Robert G. Shenk, William H. Shupert, Daniel J. Wagner, Patricia A. Gilmartin, Philip H. Glatfelter, II, John E. Hiestand, R. Richard Sherbahn and Frederick W. Dreher. Such persons can be contacted through the Mutual Company at 1195 River Road, Marietta, Pennsylvania 17547.

         Mr. Nikolaus has been President and Chief Executive Officer of the Mutual Company since 1981 and a Director of the Mutual Company since 1972. Mr. Nikolaus has been President of DGI since 1986. Mr. Nikolaus has also been a partner in the law firm of Nikolaus & Hohenadel since 1972.

         Mr. Spontak has served as Senior Vice President of the Mutual Company and DGI since 1991, Chief Financial Officer of the Mutual Company and DGI since 1983, Secretary of the Mutual Company and DGI since 1988 and a Director of the Mutual Company since September 1993.

         Mr. Greenya has been Senior Vice President, Underwriting of the Mutual Company since December 1997, was Vice President, Commercial Underwriting of the Mutual Company from 1992 until December 1997 and served as Manager, Commercial Underwriting of the Mutual Company from 1983 to 1992.

         Mr. Shenk has been Senior Vice President, Claims of the Mutual Company since December 1997, was Vice President, Claims of the Mutual Company from 1992 until December 1997 and served as Manager, Casualty Claims of the Mutual Company from 1985 to 1992.

         Mr. Shupert has been Senior Vice President, Underwriting of the Mutual Company since 1991 and served as Vice President, Underwriting of the Mutual Company for 18 years prior thereto. Mr. Shupert has been a Director of the Mutual Company since December 1996.

         Mr. Wagner has been a Vice President and Treasurer of the Mutual Company since 1993 and served as Controller of the Mutual Company for five years prior thereto.

         Mrs. Gilmartin has been an employee since 1969 of Donegal Insurance Agency, which is not affiliated with the Mutual Company or DGI, except that Donegal Insurance Agency receives insurance commissions in the ordinary course of business from DGI's subsidiaries in accordance with such subsidiaries' standard commission schedules and agency contracts. Mrs. Gilmartin has been a Director of the Mutual Company since 1979.

         Mr. Glatfelter retired in 1989 as a Vice President of Meridian Bank, a position he held for more than five years prior to his retirement. Mr. Glatfelter has been a Director of the Mutual Company since 1981 and has served as Vice Chairman of the Mutual Company from 1991 to 2001 and has been Chairman of the Board of DGI and the Mutual Company since 2001.

         Mr. Hiestand has served as President of Hiestand Memorials, Inc. since 1977 and has been a Director of the Mutual Company since 1983.

         Mr. Sherbahn has owned and operated Sherbahn Associates, Inc., a life insurance and financial planning firm, since 1974. Mr. Sherbahn has been a Director of the Mutual Company since 1967.

         Mr. Dreher has been a partner in the law firm of Duane Morris LLP since 1970 and a Director of the Mutual Company since December 1996.

         In addition to the positions described above, the following individuals also serve as directors of DGI: Donald H. Nikolaus, Patricia A. Gilmartin, Philip H. Glatfelter, II and R. Richard Sherbahn. The other directors of DGI are Robert S. Bolinger and John J. Lyons. All of these individuals have been directors of DGI since DGI's formation in August 1986, except for Mr. Lyons, who has been a director since 2001.

         All of the executive officers and directors of the Mutual Company are citizens of the United States of America. Neither the Mutual Company nor any of its executive officers or directors has, during the last five years, been convicted in a criminal proceeding (other than traffic violations and similar misdemeanors). Neither the Mutual Company nor any of its executive officers or directors has, during the last five years, been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         Item 3 is hereby supplemented to read in its entirety, as supplemented, as follows:

         Pursuant to the Donegal Group Inc. Dividend Reinvestment and Stock Purchase Plan (the "Dividend Reinvestment Plan"), the Mutual Company purchased shares of Class A Common Stock at the per share and aggregate cost as set forth in the following table:

                                      Number of Shares of
       Date of Purchase               Class A Common Stock             Price Per Share (1)               Total Cost
       ----------------               --------------------             -------------------               ----------

August 15, 2001                              39,185                           $13.81                     $541,100.65

November 15, 2001                            49,778                           10.95                      545,019.12

February 15, 2002                            56,602                           9.72                       549,996.91

May 15, 2002                                 34,473                           10.48                      361,172.57

August 15, 2002                              55,297                           10.11                      559,104.36

November 15, 2002                            52,451                           10.77                      564,634.02

February 18, 2003                            51,727                           11.02                      569,879.11
---------------------

(1) Represents the average of the closing prices per share of Class A Common Stock on the Nasdaq National Market for the five trading days preceding the date of purchase, as determined in accordance with the terms of the Dividend Reinvestment Plan.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         Item 5 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

         (a) As of February 21, 2003, the following persons and entity beneficially owned the number of shares of Class A Common Stock and Class B Common Stock set forth opposite their respective names:

                                                           Class A            Percent of           Class B           Percent of
                                                           Shares            Outstanding           Shares           Outstanding
                Name of Individual                      Beneficially           Class A          Beneficially          Class B
               or Identity of Group                       Owned(1)            Shares(2)           Owned(1)           Shares(2)
               --------------------                  ---------------      ---------------     ---------------       -----------

Donegal Mutual Insurance Company                           4,083,639               66.0%           1,852,088              62.0%
    1195 River Road
    Marietta, Pennsylvania  17547
Directors of DGI:
  Donald H. Nikolaus..........................               364,677(3)           5.7%               142,478(3)          4.6%
  Robert S. Bolinger..........................                 1,982               --                    816              --
  Patricia A. Gilmartin.......................                 2,358               --                  1,004              --
  Philip H. Glatfelter, II....................                 4,055               --                  1,843              --
  John J. Lyons...............................                 8,508(4)            --                    500              --
  R. Richard Sherbahn.........................                 1,115               --                    381              --
Executive Officers of the Mutual
  Company and DGI (5):
  Ralph G. Spontak............................               110,308(6)           1.8                 37,982(6)          1.3%
  Robert G. Shenk.............................                59,135(7)            --                 20,318(7)           --
  William H. Shupert..........................                30,359(8)            --                 12,424(8)           --
  Cyril J. Greenya............................                35,900(9)            --                 12,906(9)           --
  Daniel J. Wagner............................                22,577(10)           --                 11,204(10)          --

Directors of the Mutual
  Company (11):
  Frederick W. Dreher.........................                19,426(12)           --                  8,817(12)          --
  John E. Hiestand............................                 2,071               --                    488              --
-------------------

(1) Information furnished by each individual named. This table includes shares that are owned jointly, in whole or in part, with the person's spouse, or individually by his spouse.

(2)      Less than 1% unless otherwise indicated.

(3) Includes 222,223 shares of Class A Common Stock and 77,777 shares of Class B Common Stock that Mr. Nikolaus has the option to purchase under stock options granted by DGI that are currently exercisable or that become exercisable within 60 days after the date of this Schedule 13D.

(4) Includes 3,333 shares of Class A Common Stock that Mr. Lyons has the option to purchase under stock options granted by DGI that are currently exercisable or that become exercisable within 60 days after the date of this Schedule 13D.

(5)      Excludes Executive Officers listed under "Directors of DGI."

(6) Includes 93,334 shares of Class A Common Stock and 33,333 shares of Class B Common Stock that Mr. Spontak has the option to purchase under stock options granted by DGI that are currently exercisable or that become exercisable within 60 days after the date of this Schedule 13D.

(7) Includes 51,112 shares of Class A Common Stock and 17,222 shares of Class B Common Stock that Mr. Shenk has the option to purchase under stock options granted by DGI that are currently exercisable or that become exercisable within 60 days after the date of this Schedule 13D.

 (8) Includes 25,334 shares of Class A Common Stock and 9,999 shares of Class B Common Stock that Mr. Shupert has the option to purchase under stock options granted by DGI that are currently exercisable or that become exercisable within 60 days after the date of this Schedule 13D.

 (9) Includes 34,889 shares of Class A Common Stock and 12,444 shares of Class B Common Stock that Mr. Greenya has the option to purchase under stock options granted by DGI that are currently exercisable or that become exercisable within 60 days after the date of this Schedule 13D.

(10) Includes 22,223 shares of Class A Common Stock and 7,777 shares of Class B Common Stock that Mr. Greenya has the option to purchase under stock options granted by DGI that are currently exercisable or that become exercisable within 60 days after the date of this Schedule 13D.

(11) Excludes Directors listed under "Directors of DGI" and "Executive Officers of the Mutual Company and DGI."

(12) Includes 5,926 shares of Class A Common Stock and 2,963 shares of Class B Common Stock that Mr. Dreher has the option to purchase under stock options granted by DGI that are currently exercisable or that become exercisable within 60 days after the date of this Schedule 13D.

         (b) Each of the persons together with his or her spouse, as applicable, and the entity described in Item 5(a) have sole voting power and sole dispositive power over all of the shares described in Item 5(a).

         (c) Reference is made to Item 3 hereof.

         To the knowledge of the Mutual Company, none of the persons named in
Item 5(a) has purchased or disposed of any shares of capital stock of DGI during the 60 days preceding April 9, 2003, except (i) purchases by the Mutual Company pursuant to the Dividend Reinvestment Plan as set forth in Item 3 and (ii) the purchase of 411 shares of Class A Common Stock by Donald H. Nikolaus at a purchase price of $11.02 per share on February 18, 2003 pursuant to the Dividend Reinvestment Plan.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        DONEGAL MUTUAL INSURANCE COMPANY


Dated:  April 9, 2003                   By: /s/ Ralph G. Spontak
                                        ----------------------------------------
                                        Ralph G. Spontak, Senior Vice President,
                                        Chief Financial Officer and Secretary